July 22, 2008
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002
Re:	Advanced Environmental Recycling Technologies, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed on May 30, 2008
File No.: 333-147679
Annual Report on Form 10-K for the FYE December 31, 2007, as amended on Form 10-K/A-1; and Form 10-Q for March 31, 2008
File No.: 1-10367
Amendment No. 2 to Form S-3 Filed May 30, 2008
Advanced Environmental Recycling Technologies, Inc. (the “Company” or “AERT”), hereby submits the responses set forth below to your Comment Letter to the Company dated June 12, 2008 (the “Comment Letter”) pertaining to our Amendment No. 2 to Registration Statement on Form S-3. The responses set forth below correspond to the numbered comments in the Comment Letter. For your convenience, we have included your original comment from the Comment Letter and followed it with our response.
FORM S-3/A FILED MAY 30, 2008
Risk Factors
We are highly leveraged and if we are unable to comply with certain debt covenants, our financial position and operations could be adversely affected, page 3
1.	In the first paragraph, we note that the bondholder’s waiver of the company’s noncompliance with its debt service coverage covenant extended to March 31, 2008. If you believe there is a risk that you will have to request further waivers of this covenant, please disclose this.

The Company believes there is a risk that it will have to request further waivers of this covenant, and it has disclosed such in its amended filing. The additional language follows:

“We believe it is likely that we will require further waivers of the debt service coverage covenant. Though there is a risk we will require further waivers of the

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accounts payable covenant, we believe future compliance with that covenant is likely.”

2.	We note that your line of credit has been extended through June 2008. If material, please include risk factor disclosure about whether you will be able to extend or replace the line of credit before the current line expires.

The Company has extended its line of credit to September 15, 2008, and expects to replace it with a larger line of credit from multiple sources before that date. The Company has included a risk factor discussing its ability to extend or replace the line of credit before it expires. That risk factor follows:

We may be unable to extend or replace our existing line of credit.

The Company has recently extended its existing line of credit for up to $12 million until September 15, 2008 while a larger credit facility is being finalized with larger financial institutions. The additional financing is expected to total approximately $50 million, and will include both a secured line of credit and subordinated debt to fund its anticipated needs for the next year. There can be no assurance that the Company will be successful in completing its financing plans. If the Company is unsuccessful, additional equity capital may be required; however, there is no assurance that the Company will be successful in acquiring equity financing or that equity financing can be acquired on terms acceptable to the Company.

3.	The last sentence should be expanded to address the likelihood that the company will be able to continue business operations in the event the required waivers are not extended, while the company “retains a consultant...” as noted.

The Company has addressed in its amendment whether there will be a need to extend the waivers. The language is also disclosed in the Company’s response to comment 1 above. Additionally, the company has received waivers in prior periods in regard to its covenants. The bond holder also recently funded $13.5 million for a new plastic recycling plant to help the Company reduce its raw material cost, and refinanced bonds for one of the Company’s composite manufacturing facilities in February 2008. Given the continued support of the bond holder and the Company’s belief that future compliance with the accounts payable covenant is likely, the Company does not believe that non-compliance with debt covenants pose a significant risk to its ability to continue business operations.

July 22, 2008

We have recently been sued by plaintiffs alleging defects in our decking products, page 4
4.	Disclose the amount of relief sought in connection with each of the suits discussed. We note from disclosure in the Form 10-K that the April 18, 2008 deadline for the company to respond to the February 26, 2008 and March 10, 2008 complaints has expired. Disclose whether the company answered or otherwise responded to plaintiff’s complaint by the deadline date.

The Company has included the following additional disclosure in its amendment:

“The suits have been combined, and the parties have notified the court that a memorandum of understanding had been reached in regard to a compromise and settlement. A formal settlement agreement is in the process of being negotiated and finalized and will be filed with the court upon finalization. It is contemplated that the Company will self-administer a claim resolution process whereby various forms of relief will be offered to deck owners who file a claim within six months, with an annual cost limitation of $2 million in 2008, $2.75 million in 2009, $2.75 million in 2010, and if necessary, $2 million per year thereafter until the claim resolution process is completed. In addition, the Company will pay notice costs estimated to be $750,000 and will pay plaintiffs’ attorney fees totaling $1.75 million over 2008 and 2009.”
FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
5.	Please show us in your supplemental response how you will revise future filings to include a discussion of significant balance sheet fluctuations. For example, we note that the amount of your allowance for doubtful accounts increased from approximately $375,000 at December 31, 2006 to over $1.1 million as of December 31, 2007. We further note that as of December 31, 2007, the total amount of your allowance was greater than the net accounts receivable balance. It is unclear from the filing what caused these fluctuations and the extent to which the fluctuations represent trends which are expected to continue. Refer to Item 303(a) of Regulation S-K and the corresponding instructions.

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The Company will include a discussion of significant balance sheet fluctuations in future filings. Concerning the Company’s reserve for returns and allowances, simply using the word “allowance” in its filing does not clearly indicate what the allowance represents, as it is not an allowance for doubtful accounts, but rather an allowance for product claims and product returns. In future filings, the Company will use a term that clearly indicates the nature of the allowance. The change in the allowance between December 31, 2006 and December 31, 2007 represents additional amounts expected for resolution of or to be paid for product claims. The Company expects its product claims to continue at this higher rate over the next three years.
Liquidity and Capital Resources, page 27
6.	It appears from your disclosures on page 27 that your line of credit will mature in June 2008 but that you have not yet obtained a replacement line of credit as of the date of your filing. We further note that as of December 31, 2007, you had less than $2 million cash on hand, approximately $2.2 million of net working capital, $23 million of accumulated deficits and net operating cash outflows of $13 million during the year ended December 31, 2007. In light of the current credit environment, please amend your filing to disclose how you determined you would have sufficient resources available to continue your operations as a going concern for a year and a day from the balance sheet date in the event that you are not able to obtain a replacement line of credit by June 30, 2008.

The Company recently extended its existing line of credit for up to $12 million until September 15, 2008 while a larger credit facility is being finalized with larger financial institutions. The additional financing is expected to total approximately $50 million, and will include both a secured line of credit and subordinated debt to fund its anticipated needs for the next year. The Company has commitments and believes it will close its new funding structure by September 15, 2008; however, there can be no assurance that the Company will be successful in completing its financing plans. If the Company is unsuccessful, additional equity capital may be required; however, there is no assurance that the Company will be successful in acquiring equity financing or that equity financing can be acquired on terms acceptable to the Company.
Contractual Obligations, page 29
7.	We note your response to comment 5 from our letter dated February 21, 2008 and the revisions made to your contractual obligations table on page 29.

July 22, 2008

However, your disclosures do not address our original comment. Please show us in your supplemental response how you will revise future filings to include a discussion below your contractual obligations table describing how you derived the amount of interest payments on long-term debt and capital lease obligations.

The Company will revise future filings to include the following explanation of how it derived the estimated amount of interest payments on long-term debt and capital lease obligations.

“Estimated interest payments on long-term debt and capital lease obligations are based on contractual terms. For variable rate debt, current interest rates were used in our estimate of future interest payments.”
Consolidated Financial Statements
Note 10: Income taxes
8.	We note that your net deferred asset has increased significantly from $5.5 million as of December 31, 2006 to $8.8 million as of December 31, 2007. During the same time period, you incurred a net loss before extraordinary items and income taxes of $13.6 million. Please tell us the factors you considered in determining that it was more likely than not that you would generate enough taxable income to fully utilize your net operating loss carryforwards prior to their expiration and thus recognize your deferred tax asset.

The Company determined that it is more likely than not that it will not generate enough taxable income to fully utilize its net operating loss carryforwards expiring in 2008 and 2009, and, as a result, recorded a valuation allowance of $1,486,354 as of December 31, 2007 to reduce its deferred tax asset to the amount that is more likely than not to be realized. The Company determined that it is more likely than not that it will fully utilize the net operating loss carryforwards that expire subsequent to 2009. In evaluating the need for and amount of a valuation allowance, the Company considered the following criteria to have the most significant impact on its determination:
•	Future reversals of existing taxable temporary differences

•	Recent historical utilization of net operating loss carryforwards

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•	The timing and extent of expected net margin increase from recently implemented and planned changes to operations and projected sales growth, including the closing of our Alexandria, Louisiana plastic recycling facility and Junction, Texas composites manufacturing facility. Certain equipment from those facilities was relocated to our Arkansas recycling and composites manufacturing facilities. Additionally, the Company considered the expected cost savings from a new plastic recycling facility under construction in Watts, Oklahoma.

•	Current and expected future economic conditions
FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 17
9.	We note your response to comment 7 from our comment letter dated February 21, 2008. You disclose on page 19 that you were not in compliance with your bond agreement debt coverage covenant and accounts payable covenants as of March 31, 2008. We further note that the debt coverage covenant and accounts payable covenant violations were only waived through and including, March 31, 2008 and December 31, 2008, respectively. It also appears that the cross default provisions contained in your Allstate notes payable were only waived as of March 31, 2008. Given your repeated violation of these covenants and the absence of waivers for a period of one year and one day from the date of your interim financial statements, please tell us how you considered the guidance provided in EITF 86-30 in determining the classification of your bonds and Allstate notes payable as non-current as of March 31, 2008.

EITF 86-30 requires obligations under its guidance to be classified as noncurrent unless (a) a covenant violation has occurred at the balance sheet date or would have occurred absent a loan modification and (b) it is probable that the borrower will not be able to cure the default (comply with the covenant) at measurement dates that are within the next 12 months. Though the Company was in violation of its debt service coverage covenant and accounts payable covenant as of March 31, 2008, it does not believe that its bonds payable or Allstate notes payable should be classified as current. The debt service coverage covenant, if not waived in the future, would not allow the bond holder to call the debt. The Company can only be required to retain a consultant to advise it in its efforts to comply with the

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covenant. The accounts payable covenant does not meet requirement (b) from EITF 86-30 listed above, in that the Company believes it is not probable that it will not be able to cure the accounts payable covenant violation by December 31, 2008, the date through which the covenant was waived by the lender.

10.	As a related matter, please revise future filings so that all debt covenant violations and waivers are fully disclosed not only in the liquidity section of your MD&A but also in your financial statement footnotes for interim and annual filings. See Rule 4-08(c) of Regulation S-X.

The Company will ensure that future filings include the necessary disclosure of any debt covenant violations and waivers in both the liquidity section of its MD&A and the footnotes to its financial statements for interim and annual filings.
     Please consider the foregoing responses and do not hesitate to contact the undersigned at 210.281.7232 should you have questions or comments on this. For your convenience, we will also forward marked copies of the filing to you and to Dorine H. Miller.

Very truly yours,
/s/ J. Patrick Ryan
J. Patrick Ryan